WOODBRIDGE FINANCIAL GROUP, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2015

(1) Nature of business and significant accounting policies

Nature of business – Woodbridge Financial Group, LLC and subsidiary provides investment banking and financial advisory services to corporate clients. All members experience limited liability to the extent of their capital balance.

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of Woodbridge Financial Group, LLC and its wholly-owned subsidiary, Woodbridge Oil & Gas, LLC (collectively, the Company). Woodbridge Oil & Gas, LLC was created for the purpose of providing investment banking and financial advisory services to corporate clients specifically in the oil and gas industry. All significant intercompany accounts and transactions have been eliminated in consolidation.

A summary of the Company's significant accounting policies follows:

Cash – The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Accounts receivable – Accounts receivable are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent. The Company's accounts receivable are generally unsecured. No allowance for doubtful accounts was considered necessary as of December 31, 2015. If accounts receivable are determined uncollectible, they are charged to expense in the year that determination is made. Management reviews all accounts receivable balances and determines the appropriate course of action on a delinquent account.

Revenue recognition – The Company earns revenue through retainer fees, success fees and consulting services.

Retainer fees: New clients pay non-refundable retainer fees upon engaging the Company. Retainer fees are considered earned when billed.

Success fees: Success fees are owed to the Company on completion of a transaction. Success fees are recognized when the transaction is closed.

Consulting services: The Company bills and recognizes revenues for consulting services periodically as the services are performed as provided for under the terms of its agreement with the client.

Depreciation and amortization – Property and equipment are recorded at cost. Depreciation and amortization are computed by accelerated methods over estimated useful lives of five to seven years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the term of the lease. Maintenance and repairs are expensed as incurred.

Income taxes – The Company is not a taxpaying entity for federal and state income tax purposes. Each member's allocable share of the Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in the consolidated financial statements.

Income taxes (continued) – With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2011. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's consolidated statement of operations.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Property and equipment

Property and equipment consisted of the following as of December 31, 2015:

Computers and equipment	$	32,195
Furniture and fixtures		44,768
Leasehold improvements		25,486
Total cost		102,449
Accumulated depreciation		102,449
Property and equipment, net	$	-

Depreciation expense charged to operations for the year ended December 31, 2015 was $6,192.

(3) Leases

The Company leases its office facility under a non-cancelable operating lease that expired on October 31, 2015. The Company is required to pay its pro rata share of real estate taxes, utilities, insurance, and maintenance of these facilities in addition to rent. Deferred rent is a result of three rent free months at the beginning of the lease. The deferred rent liability was $0 as of December 31, 2015. Total rental expense was $60,471 for the year ended December 31, 2015.

(4) Retirement Plan

The Company has a 401(k) plan (the Plan) offered to employees meeting certain eligibility requirements as defined in the Plan. The Plan allows employees to contribute a pre-defined portion of salary towards a retirement savings account and provides for an employer match contribution up to 4%. Employer contributions to the Plan were $2,898 for the year ended December 31, 2015.

(5) Net Capital requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of December 31, 2015, the Company had net capital of $32,144 which was $27,144 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.18 to 1 as of December 31, 2015.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2015 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

(6) Members' equity

The Company reserves the right to purchase the equity of the other members.

(7) Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

(8) Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2015 or during the year then ended.

(9) Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2015 or during the year then ended.

(10) Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2015, various ASUs issued by the FASB were either newly issued or have effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.